SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

São Paulo, January 18, 2021 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL e B3: GOLL4) (“GOL” or “Company”), in compliance with the provisions of article 157, paragraph 4, of Law No. 6.404/76 and CVM Rule No. 35, of January 3, 2002, and in continuation to the Material Fact disclosed on December 7, 2020, regarding the corporate reorganization proposal (“Reorganization” and “Proposal”, respectively), involving the merger of shares issued by Smiles Fidelidade S.A. (“Smiles”), hereby announces to the market that, on this date, the Company sent a new letter to the Smiles Board of Directors.

In the letter, GOL clarifies that when the Proposal was submitted to the Smiles Board of Directors, on December 7, 2020, it was highlighted the importance that all analyses and negotiations related to the Proposal be concluded within 30 days and that the GOL and Smiles General Meetings be convened by January 18, 2021 (“General Meetings”).

In this manner, GOL appreciates and recognizes the efforts made by the Smiles Independent Committee to this date. However, considering that the Committee and its advisors are still analyzing the financial aspects of the terms of the Proposal and, therefore, the negotiation proceedings have not been initiated, the original schedule of the Reorganization, which provided for the calling of the General Meetings by January 18, 2021, cannot be observed. Accordingly, GOL highlights that an additional delay in the convening of the General Meetings, which precludes the use, for the purposes of the Reorganization, of the financial reports of the companies with a base date of September 30, 2020, would represent a delay of more than three (3) months in relation to the original schedule -- a substantial delay in the implementation of the Reorganization (if approved), to the detriment of the social interest.

Due to the above-mentioned reasons, GOL requested that the preparations for the convening of the General Meetings of the companies begin immediately, so that shareholders may decide on the terms and conditions of the Reorganization as described in the Proposal. Additionally, GOL requested the Smiles board to initiate understandings between Smiles' and GOL's legal advisors, so that all the documents necessary to convene the General Meetings are duly prepared; and to take all necessary steps to convene the Smiles General Meeting to decide on the Reorganization as soon as possible, so that it may be held on first call by March 17, 2021.

GOL also clarifies in the letter that (i) in relation to Smiles, the implementation of the Reorganization will be subject to the approval of its terms and conditions by the majority of the free float, in compliance with the provisions of CVM’s Opinion no. 35; and (ii) that costs incurred to date by the Smiles Independent Committee and their respective advisors that are currently analyzing the Proposal will be fully reimbursed by the Company.

The Company will keep the market informed of any relevant developments on this topic.

Relações com Investidores

ri@voegol.com.br

www.voegol.com.br/ri

+55 (11) 2128-4700

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About GOL Linhas Aéreas Inteligentes S.A.

GOL serves more than 36 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to over 100 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 16 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 15,000 highly skilled aviation professionals and operates a fleet of 127 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 19-year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Disclaimer

Many of the factors that will determine if the Merger will be approved or not, and its terms, are beyond our ability to control or predict. In light of the significant uncertainties inherent in the Merger proposal described herein, readers should not place undue reliance on the possibility of the Merger happening. We cannot guarantee any future results as to the success of the negotiations and approvals relating to the Merger. This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management. Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice. The Company's non-financial information was not reviewed by the independent auditors.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 18, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer